

Merrill Lynch

Advertising/Marketing, Information & Education Conference

March 2, 2004

# Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties.   These statements are based on management's current knowledge and estimates of factors affecting the Company's operations.  Actual results may differ materially from those currently anticipated.

Factors that could adversely affect future results include but are not limited to downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events  depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order, and/or television viewing patterns; unanticipated increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in legislation and government regulations affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions.  The Company undertakes no obligation to update any forward-looking statement.

# Meredith Overview












# EPS Performance



Before the cumulative effect of a change in accounting principle and adjusted for SFAS NO. 142
*First Call Consensus estimate

# Business Mix
## First Six Months FY 2004

**Revenues**



25%

75%

**Operating Profit***



37%

63%



Publishing

Broadcasting

* Before unallocated corporate expenses

# Meredith Corporation
## First Six Months FY 2004 Performance

| | 6 Mos. FY 2004 | 6 Mos. FY 2003 | Change |
|---|---|---|---|
| Revenues | $553.0 | $501.8 | 10% |
| Earnings | 40.0 | 35.8* | 12% |
| EPS | $0.78 | $0.70* | 11% |

In millions except EPS
*Before the cumulative effect of a change in accounting principle related to SFAS No. 142



# Publishing
## PIB Advertising Pages
### MDP vs. Industry Average
### Percentage Point Variance

CY 2003 excludes American Baby Group

# Broadcasting
# TVB Spot Advertising
## MDP vs. Industry Average
## Percentage Point Variance



TVB Total Spot Revenue as of 1/28/04

# Meredith Strategies

- Leverage strengths

- Focus on core businesses

- Pursue targeted acquisitions

# Long-term Financial Targets

Annual EPS Growth

- Low double digits in non-political years
- Mid-to-high teens in political years

Segment Margins

- 20% operating profit in Publishing
- 40% EBITDA in Broadcasting

# Publishing










# Publishing
## First Six Months FY 2004 Performance

|  | 6 Mos. FY 2004 | 6 Mos. FY 2003 | Change |
|---|---|---|---|
| Revenues | $413.5 | $356.8 | 16% |
| Operating income | $55.8 | $46.3 | 20% |
| Margin | 13.5% | 13.0% | |

In millions

# Favorable Demographics

- Baby boom generation
  - 66% of MDP customers are age 35-64
  - 85% of MDP customers are homeowners
- Home ownership to reach 70%*
- Women age 25-64 to grow to 86 million*
- Hispanic market to grow 37%*
- Single person homeowners growing*

*2003 Census Bureau housing survey

# Publishing Growth Strategies

- Grow and expand magazine portfolio
- Extend and develop brands
- Enhance product sales
- Expand non-magazine operations
- Capture potential in Hispanic market

# Magazine Advertising
## First Six Months FY 2004 Performance

| | Ad Pages 6 Mos. | | |
|---|---|---|---|
| | FY 2004 | FY 2003 | Change |
| *BHG* | 994 | 902 | **10%** |
| *LHJ* | 653 | 567 | **15%** |
| *Country Home** | 448 | 334 | **34%** |
| *Traditional Home* | 475 | 349 | **36%** |
| *MORE* | 284 | 236 | **20%** |
| *Midwest Living* | 299 | 235 | **27%** |

***Country Home** published  one additional issue in Fiscal 2004.**

# Magazine Market Share

| | 6 Mos. FY 2004 | 6 Mos. FY 2003 |
|---|---|---|
| Total Meredith | 6.7% | 5.7% |
| *BHG* | 31.7% | 31.3% |
| *LHJ* | 12.6% | 11.6% |
| *Country Home* | 23.6% | 16.6% |
| *Traditional Home* | 19.4% | 14.3% |

Source: PIB revenues
Meredith is compared to all publishers.  BHG and LHJ are compared to women's service field.
*Country Home* is compared to *Country Living, Home, House Beautiful,* and *Martha Stewart Living.*
*Traditional Home* is compared to *Architectural Digest, House & Garden, House Beautiful, Metropolitan Home,* and *Elle Decor.*

# Magazine Circulation

| Magazine | 2004 Rate Base* | Subscription | Newsstand |
|---|---|---|---|
| *BHG* | 7,600 | 96% | 4% |
| *LHJ* | 4,100 | 91% | 9% |
| *Country Home* | 1,250 | 87% | 13% |
| *Traditional Home* | 950 | 80% | 20% |
| *MORE* | 950 | 86% | 14% |
| *Midwest Living* | 900 | 92% | 8% |

\* In thousands

# Rate Base Growth
## Mid-size Magazines

| Magazine | 2004 | 2003 | 2002 | 2001 | Change |
|---|---|---|---|---|---|
| *Country Home* | 1,250 | 1,200 | 1,100 | 1,000 | 250 |
| *Traditional Home* | 950 | 925 | 825 | 800 | 150 |
| *MORE* | 950 | 850 | 700 | 600 | 350 |
| *Midwest Living* | 900 | 850 | 815 | 815 | 85 |
| Total | 4,050 | 3,825 | 3,440 | 3,215 | 835 |

In thousands

# Portfolio Expansion

- Expand audience to younger readers
- Enhance ad revenue
- Feed core titles
- Attract talent
- Areas of interest
  - Health
  - Parenting
  - Fitness





# Brand Extension

| Brand | Internet | Books | Brand Licensing | Events | Special Pubs. | Add'l Sub. Titles | Corner-stones |
|---|---|---|---|---|---|---|---|
| BHG | X | X | X | X | X | X | X |
| ABG | X | | X | X | X | X | X |
| LHJ | X | | | | | | X |
| MORE | X | | | X | | | |

# Hispanic Market

Hispanic households
- Grow 37% from 2000 to 2010
- Represent 40% of total U.S. household growth
- Represent 13% of total U.S. households in 2010

Meredith
- Core competencies are relevant
- ABG and book publishing are entry
- 30% of Home Interiors' sales force is Hispanic
- Hired Director of Hispanic Ventures

# Integrated Marketing

- FY2002–9-11, weak economy
- FY2003–strongest year of new business development
- 2HFY 2004 and beyond
  - Retain existing relationships
  - Pursue new accounts






# Books








- Develop Meredith content
- License brands
  - The Home Depot
  - Trading Spaces
  - HGTV
  - The Food Network
- Publish books based on
  - Personalities (Paige Davis)
  - New content (Spiderman)

# Broadcasting Group



# Broadcasting Group

| Station | Market | Market Rank 2004 | Market Rank 1997 |
|---------|--------|------------------|------------------|
| WGCL | Atlanta | 9 | 10 |
| KPHO | Phoenix | 15 | 17 |
| KPTV | Portland | 24 | 24 |
| KPDX | Portland | 24 | 24 |
| WFSB | Hartford | 27 | 27 |
| WSMV | Nashville | 30 | 33 |
| KCTV | Kansas City | 31 | 32 |
| WHNS | Greenville | 35 | 35 |
| KVVU | Las Vegas | 51 | 64 |
| WNEM | Saginaw | 64 | 62 |
| WSHM | Springfield | 106 | 103 |
| KFXO | Bend | 199 | 203 |

# Broadcasting
## First Six Month FY 2004 Performance

|  | 6 Mos. FY 2004 | 6 Mos. FY 2003 | Fav./ (Unfav.) |
|---|---|---|---|
| Non-political revenues | $135.4 | $121.4 | 12% |
| Political revenues | 0.8 | 20.3 | (96%) |
| Operating expenses | 106.6 | 106.5 | — |
| EBITDA | $41.6 | $46.6 | (11%) |

# Broadcasting
## EBITDA Margin



# Growth Strategies

- Strengthen news

- Sell aggressively

- Create additional sources

- Reduce programming costs

# February Sweeps
## Sign-on to sign-off Share

| Station | Feb. 2004 | Feb. 2002 |
|---|---|---|
| WCGL-Atlanta | 7 | 6 |
| KPHO-Phoenix | 8 | 6 |
| KPTV-Portland | 8 | 6 |
| WFSB-Hartford | 14 | 13 |
| KCTV-K.C. | 12 | 11 |

Households–Week 3 of Feb. 2004 vs. Final Feb. 2002

# February Sweeps
## Late News Share

| Station | Feb. 2004 | Feb. 2002 |
|---|---|---|
| WCGL-Atlanta | 8 | 6 |
| KPHO-Phoenix | 10 | 7 |
| KPTV-Portland | 11 | 7 |
| WFSB-Hartford | 17 | 13 |
| KCTV-K.C. | 17 | 11 |
| KVVU-Las Vegas | 8 | 7 |

Households–Week 3 of Feb. 2004 vs. Final Feb. 2002

# Revenue Growth
## Same-station Non-political



# Cornerstones

- Raised revenues 60%+ in 1HFY 2004
- Increased pages and frequency
- Expanded programs





# Reduce Programming Costs
## Film Amortization



In millions
*FY 2004 is an estimate.

# Continue the Momentum

- Realize upside in largest markets
- Leverage mid-size markets
- Explore duopolies and clusters
- Improve network diversity
- Expand reach
- Maintain geographic diversity

# Financial Principles

- Rigorous reporting practices

- Active share repurchase program

- Quarterly dividend payments

- Conservative debt structure

# Strong Cash Flow

## Calendar 2000-2003

| | |
|---|---:|
| Share repurchases | $160 |
| Capital expenditures | 140 |
| Publishing acquisition | 120 |
| Dividends | 70 |
| Debt reduction | 200 |
| **Total** | **$690** |

In millions

# Total Debt



In millions

# Dividend Payments



* Current rate

# Outlook

- Q3-04
  - Magazine ad revenues + low-to-mid single digits
  - Broadcast pacings + mid-teens
  - EPS estimate $0.62* is achievable
- FY-04—$2.09* is achievable

* First Call consensus

# Meredith Strategies

- Expand Publishing's powerful base

- Continue Broadcasting's turnaround

- Strengthen our excellent financial position